Divakar Gupta +1 212 479 6474 dgupta@cooley.com	VIA EDGAR

January 24, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Hamill

Tim Buchmiller

Li Xiao

Mary Mast

Re:	Alto Neuroscience, Inc.

Correspondence filed January 19, 2024

File No. 333-276495

Ladies and Gentlemen:

On behalf of Alto Neuroscience, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated January 23, 2024 (the “Comment Letter”), relating to the Company’s correspondence submitted to the Commission on January 19, 2024 pertaining to the Registration Statement on Form S-1 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 1 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment No. 1 in italicized type into this letter, which is followed by the Company’s response with respect to each bullet of Comment No. 1 of the Comment Letter.

Staff Comment

Correspondence filed January 19, 2024

General

1.	We have read your response to our prior comment number 38 in our letter dated December 19, 2023. Please address the following:

•	Tell us the circumstances that resulted in the repricing of options in April 2023 and if the repricing occurred after internal discussions relating to a possible IPO.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the repricing of options to purchase 1,658,667 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) occurred in April 2023 following the closing of the final tranche of the Company’s Series B convertible preferred stock financing (the “Series B Preferred Stock Financing”) in January 2023, which represented 42% of the total Series B Preferred Stock Financing and a 10% reduction in the price per share of the Series B Preferred Stock relative to earlier tranches of the financing. The Board of Directors of the Company (the “Board”) determined the fair value of the Common Stock at the time of

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the repricing to be $2.80 per share based on a number of factors, including the independent third-party valuation of the Common Stock as of December 31, 2022 (the “December 31, 2022 Valuation”). At the time of the December 31, 2022 Valuation and the subsequent repricing, no internal discussions regarding a possible initial public offering (“IPO”) had occurred and there had been no steps undertaken to commence an IPO process.

•

Tell us the vesting period for each of the option grants since January 1, 2023. If any of the grants vest upon the IPO, please tell us why any additional stock compensation using the mid-point of the IPO price, would not be material to the company’s results of operations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has granted the following stock option awards since January 1, 2023:

Date of Grant	Numbers of Shares Subject to Stock Options Granted		Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Grant Date	Vesting Terms
April 14, 2023	1,572,271		$2.80	$2.80	(2)
April 19, 2023	1,658,667	(1)	$2.80	$2.80	(2)
July 12, 2023	67,000		$2.80	$2.80	(2)
October 12, 2023	343,500		$2.80	$2.80	(2)
December 20, 2023	1,975,000		$2.38	$2.38	(2)(3)

(1)

Previously granted options to purchase an aggregate of 1,658,667 shares of Common Stock were repriced on April 19, 2023 to provide for an exercise price of $2.80 per share. The Company treated the repricing as a modification of terms of the options outstanding. Please see page F-48 of the Registration Statement for further information regarding the repricing.

(2)

This stock option vests over a period of four years, with 25% of the shares of Common Stock underlying the option vesting on the one year anniversary of the applicable vesting commencement date, and 1/48 of the shares of Common Stock underlying the option vesting on a monthly basis thereafter, subject to continued service through each vesting date.

(3)	An aggregate of 433,333 of these stock options vests upon completion of the Company’s IPO.

•

Clarify the conversion ratio of the preferred stock issuance on November 20, 2023 and explain to us why, given the proximity to the IPO process, the fair value of the common stock was not comparable to the fair value of the preferred stock at that time. Tell us what discussions occurred with the preferred stock investors relating to the timing of your anticipated IPO.

Response: In response to the Staff’s comment, the Company advises the Staff that the Series C convertible preferred stock (the “Series C Preferred Stock”) issued on November 20, 2023 converts on a one-for-one basis into Common Stock. Notwithstanding the conversion ratio, the Company and the Board believed it was appropriate for the fair market value of the Common Stock and the Series C Preferred Stock to be different for a variety of reasons, including the report of the independent third-party valuation of the Common Stock as of November 20, 2023 (the “November 20, 2023 Valuation”). While the Company held an organizational meeting for an IPO on October 20, 2023, the Company’s management continued to believe an IPO was unlikely during the foreseeable future as a result of then-ongoing adverse macroeconomic conditions, including specifically in the market for biotechnology companies at that time. In addition, the Company received investor feedback during the financing of the Series C Preferred Stock (the “Series C Preferred Stock Financing”) that further led management to believe that there was a low probability of a successful IPO in the foreseeable future. Furthermore, following its receipt of the proceeds from the Series C Preferred Stock Financing, the Company viewed its cash and cash equivalents on hand as sufficient to progress through data readouts of ongoing clinical trials of its two leading product candidates. As a result,

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management viewed the IPO as an opportunistic transaction that it would undertake only in the event that market conditions improved significantly during the limited period of 2024 before data from the Company’s trials would become available. In its discussions with investors in the Series C Preferred Stock Financing, the Company addressed that it would continue to evaluate future capital-raising transactions, including an IPO subject to significantly improved market conditions. However, the Company had no explicit discussions with new investors regarding the timing of the IPO, nor did it communicate that the Company had already commenced an IPO process.

In light of the above factors and the substantial economic rights and preferences of holders of Series C preferred stock over the holders of Common Stock, the Company believes the discount in the fair value of the Common Stock relative to the fair value of the Series C convertible preferred stock was justified at the time of the November 20, 2023 Valuation.

•

Tell us when the November 20, 2023 valuation report was issued and why the valuation did not use a higher weighting for the IPO scenario given the proximity to filing your registration statement and the ongoing IPO process.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that November 20, 2023 Valuation was officially issued in January 2024, and a draft form of such report was taken into account by the Board in determining the fair value of the Company’s common stock at the time of the December 20, 2023 stock option grants. The Company furthermore confirms that there were no changes between the draft report and the final report of the November 20, 2023 Valuation.

Furthermore, at the time of the November 20, 2023 Valuation, the Company still viewed the possibility of completing an IPO as unlikely, including as a result of the various factors discussed above such as then-ongoing adverse conditions in the market for biotechnology companies and investor feedback relating to the Series C Preferred Stock Financing that limited management’s confidence in the possibility of a successful IPO during the foreseeable future.

•

You state on page 6 that you did not initiate an IPO process in the period from January 2023 through October 2023. However you state on page 7 that you evaluated going public in the first half of 2024, including holding an organizational meeting for a potential IPO on October 20, 2023. Please tell us when internal discussions of the IPO began and when your first meeting relating to the IPO occurred.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that any evaluation regarding a potential IPO to occur in the first half of 2024 related to conversations among the management team regarding the theoretical possibility of commencing an IPO process in the event the Company was successful in completing its then-proposed Series C convertible preferred stock financing. However, such conversations did not reference specific details regarding a potential IPO, nor did the Company take any formal actions toward the commencement of an IPO process at such time due to then-ongoing adverse market conditions affecting the biotechnology industry, including the global geopolitical environment, high interest rates and the after-market stock performance of many of the companies that went public in 2023. In light of the receipt of a term sheet relating to the Series C Preferred Financing and ongoing progress in the Company’s clinical programs, the Board first discussed the timing of a potential IPO during a meeting of the Board on October 12, 2023. The first meeting relating to the IPO then occurred with the organizational meeting on October 20, 2023.

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•

Tell us why the exercise price of the December 20, 2023 options was lowered from the previous grants in the year given the market conditions, the preferred stock issuance price per share on November 20, 2023, and the stage of your IPO process, including receipt of comments relating to your initial registration statement.

Response: In response to the Staff’s comment, the Company advises the Staff that the decrease in exercise price of the December 20, 2023 option grants relative to earlier grants in 2023 was primarily based on the completion of its Series C Preferred Stock Financing at a price of $4.7132 per share, which represented a 21.4% decrease from the closing price of $6.00 per share received in the Series B Preferred Stock Financing. At the time of the November 20, 2023 Valuation and the closing of the Series C Preferred Stock Financing, market conditions remained challenging for biotechnology companies, including for a number of biotechnology companies that had recently completed an IPO and whose stocks were trading at below their IPO issuance price. Accordingly and as discussed in additional detail in the Company’s responses above, the Company viewed the possibility of completing an IPO at the time of the November 20, 2023 Valuation as unlikely. Furthermore, while the Company conducted “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, from November 27, 2023 through December 20, 2023, the Company had not received sufficient feedback to date to support advancement of the IPO as of the date of the December 20, 2023 option grants. Therefore, at the time of such option grants, the Company continued to believe the likelihood of conducting an IPO remained low. The Company’s optimism in completing the IPO increased shortly following these grants, first as a result of the announcement on December 22, 2023 of the acquisition of a competitor of the Company in the neuropsychiatric drug field. Later, following additional testing the waters meetings between January 8-11, 2024 with potential investors, the Company became confident based on investor feedback that it had sufficient investor interest to proceed with the IPO and at a potential valuation that would be acceptable to the Company’s current investors and the Board.

•

Tell us why the DLOM at November 20, 2023 was not significantly below the DLOM for the December 31, 2022 valuation, given the ongoing IPO process. In addition, tell us why the DLOM would be the same for both the sale and IPO scenarios.

Response: In response to the Staff’s comment, the Company directs the Staff to its responses above regarding the factors affecting the November 20, 2023 Valuation. The Company further advises the Staff that a change in the DLOM for the sale and IPO scenarios would not result in a material difference in the price per share of Common Stock in the November 20, 2023 Valuation.

•	Please clarify how you are determining the enterprise value for the November 20, 2023 valuation.

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Response: In response to the Staff’s comment, the Company advises the Staff that it determined the enterprise value for the November 20, 2023 Valuation based on the valuation of the Company following the Series C Preferred Stock Financing, multiplied by 1.25. The Company believes this increase was reasonable based on a review of comparable companies in the biotechnology industry, and represented a potentially aggressive increase in valuation from the Series C Preferred Stock Financing as current step-up metrics in the biotechnology space into an IPO is averaging 1.2x.

Disclosure in the Registration Statement on Form S-1

In light of the Comment Letter and the Company’s discussion with the Staff on January 24, 2024, the Company respectfully advises the Staff that it intends to revise the disclosure within the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates— Determination of the Fair Value of Common Stock” in an amendment to the Registration Statement, by placing the following language between the fourth paragraph and fifth paragraphs of the section as currently included in the Registration Statement:

***

Common Stock Valuations and Stock Option Grants in 2023

We have granted the following stock option awards since January 1, 2023:

Date of Grant	Numbers of Shares Subject to Stock Options Granted		Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock at Grant Date
April 14, 2023	1,572,271		$2.80	$2.80
April 19, 2023	1,658,667	(1)	$2.80	$2.80
July 12, 2023	67,000		$2.80	$2.80
October 12, 2023	343,500		$2.80	$2.80
December 20, 2023	1,975,000		$2.38	$2.38

(1)

Previously granted options to purchase an aggregate of 1,658,667 shares of Common Stock were repriced on April 19, 2023 to provide for an exercise price of $2.80 per share. We treated the repricing as a modification of terms of the options outstanding. Please see Note 6 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further information regarding the repricing.

Other than the foregoing, we have granted no other equity incentive awards since January 1, 2023.

December 31, 2022 Valuation – April 14, 2023, July 12, 2023, and October 12, 2023 Stock Option Grants and April 19, 2023 Repricing:

On April 14, 2023, July 12, 2023, and October 12, 2023, we granted stock options to purchase a total of 1,982,771 shares of our common stock at an exercise price of $2.80 per share. In addition, on April 19, 2023, we repriced previously granted outstanding options to purchase an aggregated 1,658,667 shares of our common stock to an exercise price of $2.80 per share. Our board of directors

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determined the fair value of our common stock at the time of each of the grants and at the time of the repricing to be $2.80 per share based on a number of factors, including the independent third-party valuation of our common stock as of December 31, 2022, or the December 31, 2022 Valuation, the final pricing of our Series B convertible preferred stock financing, the lack of marketability of common stock, and the overall weighting of a potential IPO scenario being negligible.

November 20, 2023 Valuation – December 20, 2023 Stock Option Grant

Following the completion of our Series B convertible preferred stock financing on November 20, 2023, on December 20, 2023, we granted stock options to purchase a total of 1,975,000 shares of our common stock at an exercise price of $2.38 per share. Our board of directors determined the fair value of common stock at the time of the grant to be $2.38 per share based on a number of factors, including the independent third-party valuation of our common stock as of November 20, 2023, or the November 20, 2023 Valuation.

For the November 20, 2023 Valuation, the fair value of common stock was estimated using the Hybrid Method, with assigning a percentage to the sale scenario using the OPM and a percentage to the IPO scenario using a fully-diluted allocation. The total equity value in the sale scenario was estimated using the backsolve method as of November 20, 2023, the date of the closing of the Series C convertible preferred stock financing.

The key driver in the decreased valuation compared to the December 31, 2022 Valuation was the closing of the Series C convertible preferred stock financing at a lower price per share than in the Series B convertible preferred stock financing, the pricing of which was determined via arm’s length transactions with a group of new investors. The decrease in valuation was also impacted by worsening market conditions affecting the biotechnology industry, as well as ongoing volatility in the capital markets.

However, as a result of the increased likelihood of completion of this offering and in the course of preparing our consolidated financial statements for the year ended December 31, 2023, with a retrospective view, we are reassessing the fair value of our common stock as of December 20, 2023 solely for financial reporting purposes. As a result of this reassessment, we estimate, on a preliminary basis, that the stock compensation expense recognized over the amortization period of the December 20, 2023 grants will be between $3.6 million and $5.3 million.

Of this total expense, approximately 20% will be recognized at the time of the IPO as a portion of the equity awards vest based upon a performance condition tied to successful completion of an IPO and the remaining 80% will vest ratably over a 48-month period. Such conclusions regarding the valuation are ongoing as we prepare our December 31, 2023 financial statements.

This estimate of our stock based compensation expense is preliminary and is subject to adjustments based on the completion of our audit and the final fair value assessment related to the December 20, 2023 options grants. The price range on the cover of this prospectus is based in part upon our prospects; prospects for the biotechnology industry generally; the general condition of the securities markets; the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biotechnology industry; recent merger and acquisition activity in the neuropsychiatric space; and input received from potential investors in this offering as well as Jefferies LLC, Cowen and Company, LLC, and Stifel, Nicolaus & Company, Incorporated, the representatives of the several underwriters for this offering. Furthermore, shares sold in this offering will be freely tradable without restriction in the public market immediately following this offering, and the price range thus assumes no discount for lack of marketability.

*        *        *

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Please contact me at (212) 479-6474 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Sincerely,

/s/ Divakar Gupta
Divakar Gupta
Cooley LLP

cc:	Amit Etkin, M.D., Ph.D., Alto Neuroscience, Inc.

Nicholas Smith, Alto Neuroscience, Inc.

Erin McQuade, Alto Neuroscience, Inc.

Christina Roupas, Cooley LLP

Courtney Tygesson, Cooley LLP

Laurie Bauer, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Christopher Lueking, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

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